SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940



     The undersigned investment company hereby notifies the Securities and ExchangeCommission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:


Name:  AUL American Individual Variable Life Unit Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

         One American Square, P.O. Box 368

         Indianapolis, Indiana 46206-0368

Telephone Number (including area code):   1-317-263-1877

Name and address of agent for service of process:

  John C. Swhear, Esq., One American Square, P.O. Box 368
         Indianapolis, Indiana 46206-0368

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES / X / NO / /

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                                   SIGNATURES


     Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Indianapolis, in the State of Indiana on the 31st day of July, 1997.

                              AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST

                        BY: AMERICAN UNITED LIFE INSURANCE COMPANY(R)


                        BY: _/s/ Richard A. Wacker______________
                            Name:  Richard A. Wacker
                            Title: Associate General Counsel





Attest: __/s/ William R. Brown___
        Name: William R. Brown
        Title:General Counsel and Secretary


            July 31, 1997